SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Apollo Credit Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

9 West 57th Street

New York, New York 10019

Telephone Number (including area code): (212) 515-3200

Name and address of agent for service of process:

Joseph D. Glatt, Esq.

c/o Apollo Credit Fund Inc.

9 West 57th Street

New York, NY 10019

Copies to:

Barry P. Barbash, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒            No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 27th day of July, 2011.

APOLLO CREDIT FUND INC.

By:	/s / Joseph Moroney
Name: Joseph Moroney
Title: President

ATTEST:

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Secretary